# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Loop Industries, Inc., CIK 0001504678
CUSIP: 543518104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 Fernand-Poitras Terrebonne, Quebec, Canada (Federal Level) (Z4), J6Y 1Y4
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0001872215
Persons authorized to receive notices and communications: Sung Young Baek, 51, Jong-ro, Jongno-gu, Seoul, Korea Republic Of (M5), 03161, 82-2-2121-5114

## Reporting persons
- SK geo centric Co., Ltd. (CIK 0001872215): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. See Item 4 below. This constitutes an exit filing for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Loop Industries, Inc.
Address of issuer's principal executive offices: 480 Fernand-Poitras Terrebonne, Quebec, Canada (Federal Level) (Z4), J6Y 1Y4
Comment:
This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Person on August 9, 2021, as amended by Amendment No. 1 on July 3, 2025 (the "Schedule 13D").

This Amendment No. 2 is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: SK geo centric Co., Ltd.
Residence or business address: 51, Jong-ro, Jongno-gu, Seoul, 03161, Republic of Korea
Present principal occupation or employment: N/A
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Republic of Korea

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 3 of the Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Pursuant to the transactions described in Item 5(c) of this Amendment No. 2, the Reporting Person no longer holds any shares of the Issuer's Common Stock and accordingly, has ceased to be the beneficial owner of more than 5% of the Issuer's outstanding Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Schedule 13D is incorporated herein by reference.

From July 3, 2025 to July 10, 2025, the Reporting Person has disposed of an aggregate of 237,339 shares of Common Stock in open-market transactions effected on the NASDAQ as follows: (1) on July 3, 2025, 38,351 shares at $1.2431 per share, (2) on July 7, 2025, 45,400 shares at $1.1931 per share, (3) on July 8, 2025, 28,558 shares at $1.2047 per share, (4) on July 9, 2025, 88,730 shares at $1.0962 per share, and (5) on July 10, 2025, 36,300 shares at $1.1183 per share. On July 23, 2025, the Reporting Person sold 3,935,367 shares of Common Stock to Daniel Solomita at a price of $1.0096 per share.

Except as described herein, the Reporting Person has not effected any transactions in the shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 23, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 6 of the Schedule 13D is incorporated herein by reference.

## Signatures
- SK geo centric Co., Ltd.: /s/ Sung Young Baek, Sung Young Baek / Head of Legal Team (07/23/2025)